October 7, 2008

VIA FACSIMILE & COURIER (202) 772-9368

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.W.
Washington, D.C.
20549

Dear Mr. Schwall:
Cameco Corporation
Form 40-F Filed March 31, 2008
Your File Number 1-14228
I am writing to provide Cameco’s response to your comment letter dated September 30, 2008. Our response is attached as Schedule A. The numbering and headings in Schedule A correspond to the numbering and headings in your September 30, 2008 letter.
As requested, Cameco acknowledges that:
•	The company is responsible for the adequacy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and
•	The company may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (306) 956-6256 to discuss any questions you may have regarding the attached response.
Yours truly,
“O. Kim Goheen”
O. Kim Goheen

c:	Mike Karney, Securities Exchange Commission Sean Donahue, Securities Exchange Commission Gerald W. Grandey, President and Chief Executive Officer, Cameco Corporation

SCHEDULE A
Certifications, page 2
     SEC Comment:
1.	We note your officers’ statements in the certifications that they have reviewed this report on Form 40-F of Cameco Corporation. In future filings, please indicate that the officers’ have reviewed this annual report on Form 40-F of Cameco Corporation.
     Cameco’s Response:
     We will do so.
Evaluation of disclosure controls and procedures, page 2
     SEC Comment:
2.	We note your statement that “[a] control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.secc.gov/rules/final/33-8238.htm.
     Cameco’s Response:
Cameco’s Chief Executive Officer and Chief Financial Officer have indeed concluded that the company’s disclosure controls and procedures are effective at a reasonable assurance level. That was the intent of the express statement in our Form 40-F for the fiscal year ended December 31, 2007, at page 2, in the second sentence of paragraph (b), where we state that:
Based on that evaluation, the CEO and CFO have concluded that as of such date Cameco Corporation’s disclosure controls and procedures are effective to ensure [emphasis added] that information required to be disclosed...
That express statement is then followed, in the next paragraph, by a further statement confirming the conclusion of effectiveness at the reasonable assurance level but cautioning that all errors and fraud cannot be prevented:
It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that Cameco Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective [emphasis added], they do not expect that the disclosure controls and procedures will be effective or internal control over financial reporting to be capable of preventing all errors and fraud.
In our future filings, unless the Chief Executive Officer or Chief Financial Officer determine otherwise as part of their assessment, we will clarify that the determination of effectiveness referred to in the second sentence of paragraph (b) is at the reasonable assurance level by revising that sentence to state:
Based on that evaluation, the CEO and CFO have concluded that as of such date Cameco Corporation’s disclosure controls and procedures are effective to provide a reasonable level of assurance [emphasis added] that information required to be disclosed...
That revision should eliminate any lack of clarity as to the level of assurance of effectiveness reached by the Chief Executive Officer and Chief Financial Officer, and we would not propose to modify the statements in the following paragraph.
Audit Committee Financial Expert, page 2
     SEC Comment:
3.	We direct you to Instruction B.(8)(b) of Form 40-F. Your disclosure in this section should be further supplemented to indicate the relevant experience of Mr. Clappison that qualifies him as an audit committee financial expert. In future filings, please supplement your disclosure accordingly.
     Cameco’s Response:
     We will do so.